Exhibit 99.4

Third Quarter 2013

Message from the Chairman of the Board and the President and Chief Executive Officer

Third quarter

For the third quarter of 2013, Hydro-Québec’s result from continuing operations was $319 million, compared to $376 million in 2012. Net electricity exports by Hydro-Québec Production increased slightly compared to the same period in 2012. However, this increase was offset by adjustments related to the regulated activities of Hydro-Québec TransÉnergie and Hydro-Québec Distribution.

Summary of operations for the first three quarters

For the nine months ended September 30, 2013, the result from continuing operations was $2,123 million, compared to $2,121 million for the same period last year. Net electricity exports increased by $147 million, whereas electricity purchases from Rio Tinto Alcan decreased. Moreover, the deferred implementation of Hydro-Québec Distribution’s rate adjustment, i.e., the difference between the April 1 effective date of the rate adjustment and the recording of additional costs as of January 1, whose effect was amplified in 2013, had a negative impact of $91 million.

When the discontinued operations are factored in, the net result for the first nine months of the year amounted to $2,136 million in 2013, compared to $265 million in 2012.

It should be remembered that in September 2012, following the decision to abandon the project to refurbish Gentilly-2 nuclear generating station and to terminate all nuclear power operations, Hydro-Québec had recorded a negative result from discontinued operations of $1,856 million.

Result from continuing operations for the first three quarters

Revenue totaled $9,346 million, compared to $9,006 million a year earlier.

In Québec, revenue from electricity sales amounted to $8,051 million, or $377 million more than in 2012, mainly because temperatures were close to normal in 2013, whereas they had been milder in 2012. Higher demand was also a factor, primarily in the residential sector, as were the rate adjustments of April 1, 2012 and 2013.

On markets outside Québec, revenue from electricity sales was $1,085 million, compared to $961 million in 2012. This $124-million increase resulted from growth in Hydro-Québec Production’s export revenue.

Other revenue totaled $210 million, a $161-million decrease compared to 2012 that is partly due to revenue variances related to climate conditions, given the mild temperatures in 2012, and to the adjustments related to the regulated activities of Hydro-Québec TransÉnergie and Hydro-Québec Distribution.

Total expenditure amounted to $5,393 million, or $337 million more than in 2012. Electricity and fuel purchases increased by $180 million because of a $206-million rise in electricity purchases made by Hydro-Québec Distribution, mainly from independent wind power and biomass energy producers. This increase was mitigated, however, by a $78-million decrease in electricity purchases made by Hydro-Québec Production from Rio Tinto Alcan, among other suppliers. In addition, water-power royalties increased by $39 million.

Segmented operations for the first three quarters

Generation

Hydro-Québec Production posted a result from continuing operations of $1,414 million, compared to $1,208 million in 2012. This $206-million increase is due to growth of $147 million in net electricity exports and of $60 million in revenue from electricity sales to Hydro-Québec Distribution, mainly because temperatures were close to normal in 2013, whereas they had been milder in 2012, and because demand rose in Québec. In addition, electricity purchases from Rio Tinto Alcan decreased by $105 million. These factors were mitigated by a $39-million increase in water-power royalties.

Transmission

Hydro-Québec TransÉnergie’s result from continuing operations was $416 million, a $60-million decrease from 2012 that is due, among other things, to an adjustment related to the division’s 2013 rate case and to variances in revenue from point-to-point transmission services.

Distribution

Hydro-Québec Distribution posted a result from continuing operations of $231 million, compared to $346 million in 2012. Revenue from electricity sales increased by $317 million on account of three main factors: temperatures that were close to normal in 2013, whereas they had been milder in 2012; higher demand, primarily in the residential sector; and the rate adjustments of April 1, 2012 and 2013. Other revenue decreased, partly because of revenue variances related to climate conditions given the mild temperatures in 2012. Electricity purchases increased by $261 million, $206 million of which relate to supplies from independent power producers and $60 million to supplies from Hydro-Québec Production. In addition, depreciation and amortization expense increased by $40 million compared to 2012.

Page 2	Third Quarter 2013

Construction

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The volume of activity at Hydro-Québec Équipement et services partagés and SEBJ totaled $1,756 million, compared to $1,551 million in 2012. Projects under way for Hydro-Québec Production include ongoing construction at the Romaine jobsites. Work in progress for Hydro-Québec TransÉnergie includes expansion of the transmission system in the Minganie region, the addition of a 735/315-kV section and related work at Bout-de-l’Île substation as well as various projects stemming from continued investment in asset sustainment.

Investment

In the first nine months of 2013, Hydro-Québec invested $2,920 million in property, plant and equipment and intangible assets, compared to $2,627 million in 2012. As expected, a large portion of this amount was devoted to the major hydroelectric projects of Hydro-Québec Production, especially ongoing construction at the Romaine jobsites.

Hydro-Québec TransÉnergie continued investing in its transmission system. As part of its growth projects, it continued construction of Romaine-2 substation and the 735-kV line that will connect it to Arnaud substation. The division also carried out maintenance and improvement activities to ensure the long-term operability of its transmission assets.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base and to ensure the long-term operability of its facilities.

Financing

During the third quarter of 2013, Hydro-Québec borrowed $1.6 billion on the Canadian market. In July, it issued debentures due February 2050 with a yield of 3.95%, which enabled it to raise $0.6 billion. Then, in September, the company issued variable-rate notes for a total amount of $1.0 billion, maturing in September 2018.

The funds will be used to support part of the investment program and to refinance maturing debt.

	Pierre Karl Péladeau	Thierry Vandal

	Chairman of the Board	President and Chief Executive Officer

November 15, 2013

Third Quarter 2013	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30
	Notes	2013	2012	2013	2012

Revenue	3	2,651	2,619	9,346	9,006

Expenditure
Operations		563	534	1,788	1,702
Electricity and fuel purchases		314	295	1,081	901
Depreciation and amortization	4	605	576	1,787	1,740
Taxes		230	217	737	713
		1,712	1,622	5,393	5,056

Operating result		939	997	3,953	3,950
Financial expenses	5	620	621	1,830	1,829

Result from continuing operations		319	376	2,123	2,121
Result from discontinued operations	6	(7)	(1,833)	13	(1,856)

Net result		312	(1,457)	2,136	265

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

In millions of Canadian dollars (unaudited)	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Balance, beginning of period	16,657	16,340	14,833	14,618
Net result	312	(1,457)	2,136	265

Balance, end of period	16,969	14,883	16,969	14,883

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	Third Quarter 2013

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	As at September 30, 2013	As at December 31, 2012

ASSETS
Current assets
Cash and cash equivalents	1,798	2,183
Short-term investments	1,042	609
Accounts receivable and other receivables	1,717	1,838
Derivative instruments	1,077	1,052
Regulatory assets	14	22
Materials, fuel and supplies	186	178
	5,834	5,882

Property, plant and equipment	58,362	57,174
Intangible assets	2,287	2,241
Investments	147	134
Derivative instruments	687	1,269
Regulatory assets	12	18
Other assets	4,162	3,799

	71,491	70,517

LIABILITIES
Current liabilities
Borrowings	331	19
Accounts payable and accrued liabilities	1,850	2,078
Dividend payable	–	645
Accrued interest	489	835
Asset retirement obligations	178	178
Derivative instruments	329	663
Current portion of long-term debt	1,510	694
	4,687	5,112

Long-term debt	42,193	42,555
Asset retirement obligations	784	774
Derivative instruments	1,519	1,816
Other long-term liabilities	1,042	1,003
Perpetual debt	284	275
	50,509	51,535

EQUITY

Share capital	4,374	4,374

Retained earnings	16,969	14,833
Accumulated other comprehensive income	(361)	(225)
	16,608	14,608

	20,982	18,982

	71,491	70,517

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Pierre Karl Péladeau
Chair of the Audit Committee	Chairman of the Board

Third Quarter 2013	Page 5

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30
	Notes	2013	2012	2013	2012

Operating activities
Net result		312	(1,457)	2,136	265
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	605	581	1,787	1,754
Amortization of premiums, discounts and issue expenses related to debt securities		33	57	115	213
Write-off of property, plant and equipment under construction	6	–	978	–	978
Impairment of nuclear generating station assets	6	–	827	–	827
Other		(33)	57	88	21
Change in non-cash working capital items	7	(52)	(103)	(479)	(531)
Net change in accrued benefit assets and liabilities		(107)	(101)	(331)	(297)
		758	839	3,316	3,230

Investing activities
Additions to property, plant and equipment		(1,046)	(969)	(2,747)	(2,497)
Additions to intangible assets		(72)	(44)	(173)	(130)
Net (acquisition) disposal of short-term investments		(306)	83	(425)	166
Other		7	7	16	98
		(1,417)	(923)	(3,329)	(2,363)

Financing activities
Issuance of long-term debt		1,597	661	1,597	1,675
Repayment of long-term debt		(610)	(611)	(1,682)	(1,233)
Cash receipts arising from credit risk management		1,256	954	3,869	3,726
Cash payments arising from credit risk management		(1,304)	(1,548)	(3,903)	(3,724)
Net change in borrowings		3	(319)	314	468
Dividend paid		–	–	(645)	(1,958)
Other		(11)	(98)	75	(99)
		931	(961)	(375)	(1,145)

Foreign currency effect on cash and cash equivalents		(3)	(5)	3	(4)

Net change in cash and cash equivalents		269	(1,050)	(385)	(282)

Cash and cash equivalents, beginning of period		1,529	2,145	2,183	1,377

Cash and cash equivalents, end of period		1,798	1,095	1,798	1,095

Supplementary cash flow information	7

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	Third Quarter 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Net result	312	(1,457)	2,136	265

Other comprehensive income
Change in deferred (losses) gains on items designated as cash flow hedges	(47)	(123)	(53)	102
Reclassification to operations of deferred gains on items designated as cash flow hedges	(63)	(68)	(83)	(210)
	(110)	(191)	(136)	(108)

Comprehensive income	202	(1,648)	2,000	157

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2013	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and nine-month periods ended September 30, 2013 and 2012

Amounts shown in tables are in millions of Canadian dollars.

Note 1      Basis of Presentation

The Canadian Accounting Standards Board has authorized rate-regulated entities to defer the adoption of International Financial Reporting Standards until January 1, 2015. Since Hydro-Québec was entitled to exercise this deferral right, it opted to prepare its 2013 and 2012 financial statements in accordance with Canadian generally accepted accounting principles as set forth in Part V of the CPA Canada Handbook, “Pre-Changeover Accounting Standards.”

Hydro-Québec’s consolidated financial statements also reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions may affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process.

The quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2012.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2012.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2      Effects of Rate Regulation on the Consolidated Financial Statements

Distribution

In decision D-2013-043 of March 22, 2013, the Régie authorized an across-the-board increase of 2.41% in Hydro-Québec’s electricity rates, effective April 1, 2013. The authorized return on the rate base was set at 6.38%, assuming a capitalization with 35% equity.

In decision D-2013-037 of March 12, 2013, the Régie asked the Distributor to recognize in a separate account any variance between the actual amount of the expense related to the activities of the Bureau de l’efficacité et de l’innovation énergétiques and the amount provided in rate cases for this item. As at September 30, 2013, no amount had been recognized in this account.

Note 3      Revenue

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Electricity sales[a]	2,590	2,538	9,136	8,635
Other	61	81	210	371
	2,651	2,619	9,346	9,006

a)        Including unbilled electricity deliveries, which totaled $686 million as at September 30, 2013 ($678 million as at September 30, 2012).

Page 8	Third Quarter 2013

Note 4      Depreciation and Amortization

	Three months ended September 30			Nine months ended September 30
	2013	2012		2013	2012

Property, plant and equipment	520	495		1,538	1,516
Intangible assets	68	61		202	181
Regulatory assets	5	4		17	15
Retirement of capital assets	12	16		30	28
	605	576	[a]	1,787	1,740	[a]

a)        The depreciation and amortization expense presented in the consolidated statements of cash flows for the three- and nine-month periods ended September 30, 2012, includes amounts of $5 million and $14 million, respectively, for assets related to discontinued operations. These assets were impaired in their entirety in the third quarter of 2012.

Note 5      Financial Expenses

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Interest on debt securities	651	657	1,934	1,927
Net exchange loss (gain)	7	5	(12)	5
Guarantee fees related to debt securities	50	50	150	148
	708	712	2,072	2,080
Less
Capitalized financial expenses	81	84	222	231
Net investment income	7	7	20	20
	88	91	242	251
	620	621	1,830	1,829

Note 6      Discontinued Operations

In September 2012, the decision was made to abandon the project to refurbish Gentilly-2 nuclear generating station and to terminate all nuclear power operations. The facility continued to generate electricity until the end of 2012, in accordance with the terms and conditions of its operating licence, after which time Hydro-Québec started to prepare it for dormancy with a view to dismantling it around the year 2060.

The abandonment of the refurbishment project led to the write-off of the property, plant and equipment under construction for this project and to the impairment of the assets related to the facility.

Gentilly-2’s operating result is presented under discontinued operations in the consolidated statements of operations for all periods concerned.

Third Quarter 2013	Page 9

Note 7      Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Change in non-cash working capital items
Accounts receivable and other receivables	341	290	131	231
Materials, fuel and supplies	10	12	(9)	11
Accounts payable and accrued liabilities	(36)	(49)	(230)	(350)
Accrued interest	(367)	(356)	(371)	(423)
	(52)	(103)	(479)	(531)

Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	14	631	94	679

Interest paid	857	822	1,901	1,841

Note 8      Employee Future Benefits

			Three months ended September 30
	Pension Plan		Other plans
	2013	2012	2013	2012

Accrued benefit cost recognized	78	51	30	28

			Nine months ended September 30
	Pension Plan		Other plans
	2013	2012	2013	2012

Accrued benefit cost recognized	232	153	92	84

Page 10	Third Quarter 2013

Note 9      Segmented Information

The following tables contain information related to operations and assets by segment:

						Three months ended September 30, 2013

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	405	(14)	2,252	–	8	–	2,651
Intersegment customers	990	753	20	696	385	(2,844)	–
Result from continuing operations	303	124	(157)	–	49	–	319
Result from discontinued operations	(7)	–	–	–	–	–	(7)
Net result	296	124	(157)	–	49	–	312
Total assets as at September 30, 2013	31,745	19,931	13,300	452	6,245	(182)	71,491

						Three months ended September 30, 2012

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments		Total
Revenue
External customers	403	24	2,178	–	8	6	ª	2,619
Intersegment customers	984	754	19	635	358	(2,750)		–
Result from continuing operations	280	161	(125)	–	60	–		376
Result from discontinued operations	(1,824)	(9)	–	–	–	–		(1,833)
Net result	(1,544)	152	(125)	–	60	–		(1,457)
Total assets as at September 30, 2012	31,039	18,863	12,828	422	6,098	(211)		69,039

a)        Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

Third Quarter 2013	Page 11

Note 9      Segmented Information (continued)

						Nine months ended September 30, 2013

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	1,204	26	8,117	–	(1)	–	9,346
Intersegment customers	3,589	2,250	59	1,756	1,107	(8,761)	–
Result from continuing operations	1,414	416	231	–	62	–	2,123
Result from discontinued operations	13	–	–	–	–	–	13
Net result	1,427	416	231	–	62	–	2,136
Total assets as at September 30, 2013	31,745	19,931	13,300	452	6,245	(182)	71,491

						Nine months ended September 30, 2012

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments		Total
Revenue
External customers	1,043	84	7,842	–	31	6	ª	9,006
Intersegment customers	3,483	2,247	56	1,551	1,061	(8,398)		–
Result from continuing operations	1,208	476	346	–	91	–		2,121
Result from discontinued operations	(1,847)	(9)	–	–	–	–		(1,856)
Net result	(639)	467	346	–	91	–		265
Total assets as at September 30, 2012	31,039	18,863	12,828	422	6,098	(211)		69,039

a)        Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

Note 10     Comparative Information

Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current periods.

Page 12	Third Quarter 2013

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended September 30				Nine months ended September 30
Summary of Operations	2013	2012	Change (%)		2013	2012	Change (%)
Revenue	2,651	2,619	1.2	Û	9,346	9,006	3.8	Û
Expenditure	1,712	1,622	5.5	Û	5,393	5,056	6.7	Û
Financial expenses	620	621	0.2	Ü	1,830	1,829	0.1	Û
Result from continuing operations	319	376	15.2	Ü	2,123	2,121	0.1	Û
Result from discontinued operations	(7)	(1,833)	99.6	Û	13	(1,856)	–	Û
Net result	312	(1,457)	–	Û	2,136	265	–	Û

Highlights of Continuing Operations

Note: Throughout the Consolidated Financial Highlights, certain comparative figures have been reclassified to conform to the presentation adopted in the current periods.

Third Quarter 2013	Page 13

Quarter Highlights

Distribution

2014–2015 rate adjustment application

In August 2013, Hydro-Québec Distribution filed an application with the Régie de l’énergie for a 3.4% adjustment in electricity rates, effective April 1, 2014. The main reasons for the adjustment are the costs related to wind energy purchase contracts and indexing the price of the heritage pool. However, Hydro-Québec will offset some of these additional costs with $160 million in efficiency gains.

At the request of the Régie de l’énergie, the division incorporated into its rate case, in September 2013, an application to review its rate of return that it had previously submitted as a separate file. The purpose of the review is to bring the Distributor’s rate of return in line with that of similar companies in Québec and elsewhere in North America. The review would have a 2.4% impact on electricity rates, bringing the overall adjustment requested to 5.8%. Hydro-Québec also proposed the implementation of a sharing mechanism that would enable customers to benefit from its future cost reductions.

The Régie de l’énergie’s ruling is expected in early 2014.

Transmission

2013 and 2014 rate application from the Transmission Provider

In August 2013, Hydro-Québec TransÉnergie filed its 2013 and 2014 rate application with the Régie de l’énergie. This application seeks the approval of revenue requirements and changes to transmission service rates. The projected revenue requirements amount to $2,924.7 million for 2013. For 2014, they total $3,219.0 million when the request for a return rate revision that the division has previously submitted is factored in.

The Régie de l’énergie’s ruling is expected in early 2014. In the meantime, the revenue requirements for 2013 are provisionally maintained at the same level as in 2012, i.e., $2,991.6 million.

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